SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934

                                SUPERIOR TELECOM INC.
                                ---------------------
                                  (Name of Issuer)

                      Common Stock, Par Value $0.01 Per Share
                          (Title of Class of Securities)

                                     868365107
                                     ---------
                                   (CUSIP Number)

                                  Debra F. Minott
                              Essex International Inc.
                                  1601 Wall Street
                               Fort Wayne, IN 46802
                                  (219) 461-4439

                                   with a copy to

                                Richard Climan, Esq.
                                 Paul Quinlan, Esq.
                                 Cooley Godward LLP
                                 5 Palo Alto Square
                                 3000 El Camino Real
                               Palo Alto, CA 94306-2155
                                   (650) 843-5000
                        ---------------------------------------

             (Name, Address and Telephone Number of Person Authorized to
                          Receive Notices and Communications)

                                   October 21, 1998
                                   ----------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

	(Continued on following page(s))

CUSIP No. 868365107

1  Names of Reporting Persons
   Identification Nos. of Above Persons (entities only)
   ESSEX INTERNATIONAL INC.
   13-3496934

2 Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [  ]  (b) [  ]

3 SEC Use Only

4 Source of Funds (See Instructions)

5 Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

6  Citizenship or Place of Organization
   Delaware

     Number of                 7  Sole Voting Power
       Shares                  8  Shared Voting Power
     Beneficially                 8,092,560 (Common Stock)
   Owned by Each               9  Sole Dispositive Power
      Reporting               10  Shared Dispositive Power
    Person With

11 Aggregate Amount Beneficially Owned by Each Reporting Person
   8,092,560 (Common Stock)

12 Check Box if the Aggregate Amount in Row (11) Excludes
   Certain Shares (See Instructions)                           [  ]

13 Percent of Class Represented
   by Amount in Row (11)
   50.1%

14 Type of Reporting Person (See Instructions)
   CO


Item 1.  Security and Issuer.

(a) This Schedule 13D relates to Common Stock, $0.01 par value per share, of Superior TeleCom Inc. (the "Shares").

(b)  The issuer is Superior TeleCom Inc., a Delaware corporation
("Superior").

(c) The address of the issuer's principal executive office is 1790 Broadway, Suite 1500, New York, NY 10019.


Item 2.  Identity and Background.

(a) This statement is filed by Essex International Inc., a Delaware corporation (the "Company"). The Company is the holding company of Essex Group, Inc., a Michigan corporation ("Essex Group"). Essex Group is a developer, manufacturer and distributor of electrical wire and cable and insulation.

(b) The address of the principal business offices of the Company is 1601 Wall Street, Fort Wayne, Indiana 46802.

(c) Set forth in Schedule I to this Schedule 13D are the name and present principal occupation or employment of each of the Company's executive officers and directors and the name, principal business and address of any corporation or other organization in which employment is conducted.

(d) During the last five years, there have been no criminal proceedings against the Company or, to the best knowledge of the Company, any of the other persons with respect to whom information is given in response to this Item 2.

(e) During the last five years, neither the Company nor, to the best knowledge of the Company, any of the other persons with respect to whom information is given in response to this Item 2 has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) To the best knowledge of the Company, all the directors and executive officers of the Company named in Schedule I to this Schedule 13D are citizens of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.

     To facilitate the series of transactions described in Item 4 below, The Alpine Group, Inc., a Delaware corporation and the controlling stockholder of Superior ("Alpine"), and the Company have entered into a voting agreement, dated as of October 21, 1998 (the "Voting Agreement").


Item 4.  Purpose of Transaction.

     (a), (b), (e), (f) and (g) Pursuant to the Agreement and Plan of Merger, dated as of October 21, 1998, among Superior, SUT Acquisition Corp., a wholly owned subsidiary of Superior ("SUT"), and the Company (the "Merger Agreement"), and subject to the conditions set forth therein (including any required regulatory approval and the approval of stockholders of Superior and the Company), SUT will make a tender offer (the "Offer") to purchase up to approximately 81% of the issued and outstanding shares of Common Stock of the Company at a price of $32.00 per share. As soon as practicable after consummation of the Offer, SUT will be merged with and into the Company (the "Merger"), and the Company will be the surviving corporation of the Merger. In the Merger, each share of common stock of the Company (other than shares held by Superior or the Company) will be converted into (a) the right to receive 0.64 of a share of Series A Cumulative Convertible Exchangeable Preferred Stock, liquidation preference $50.00 per share, of Superior ("Superior Preferred Stock") or (b) to the extent the Offer is not fully subscribed, a mix of cash and Superior Preferred Stock.

     The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the copy of the Merger Agreement included as
Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

     Pursuant to the Voting Agreement described in Item 3 above, Alpine has agreed that it will, at any meeting of the stockholders of Superior, however called, or in connection with any written consent of such stockholders, vote (or cause to be voted) the Shares then held of record by Alpine or which Alpine has the right to vote (A) in favor of (1) amendment to the Certificate of Incorporation of Superior to authorize additional shares of preferred stock, par value $0.01 per share, of Superior; (2) the issuance of Superior Preferred Stock, in the case of clauses (1) and (2) hereof, in accordance with the terms of the Merger Agreement, state law and the Certificate of Incorporation and By-laws of Superior; and (3) any other matters submitted to the stockholders of Superior to authorize or facilitate the transactions contemplated by the Merger Agreement; and (B) against any matters submitted to the stockholders of Superior inconsistent with the transactions contemplated by the Merger Agreement. As of the date of the Voting Agreement, Alpine was the beneficial owner of 8,092,560 Shares.

     The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the copy of the Voting Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein in its entirety by reference.

     (c), (d), (h) and (i) Not applicable.

     (j) Other than as described above, the Company has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(i) of this Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

     (a)-(b) As a result of the Voting Agreement, the Company has shared power to vote an aggregate of 8,092,560 Shares for the limited purposes described in Item 4 above. Such shares constitute approximately 50.1% of the issued and outstanding Shares as of October 21, 1998.

     To the Company's knowledge, no Shares are beneficially owned by any of the persons named in this Schedule 13D except for such beneficial ownership, if any, arising solely from the Voting Agreement.

     Set forth in Schedule II to this Schedule 13D is the name and present principal occupation or employment of each person with whom the Company shares the power to vote or to direct the vote or to dispose or direct the disposition of the Shares.

     During the past five, years, to the Company's knowledge, no person named in Schedule II to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, Federal or State securities laws or finding any violation with respect to such laws.

     To the Company's knowledge, all person named in Schedule II to this Schedule 13D are citizens of the United States.

     (c) Neither the Company nor, to the Company's knowledge, any person named in Schedule I, has effected any transaction in Superior Common Stock during the past 60 days, except as disclosed herein.

     (d) Not applicable.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     In connection with the Merger Agreement, Alpine and the Company have entered into a Voting Agreement, the terms of which are described in
Item 4 above.


Item 7.  Material to Be Filed as Exhibits.

     Exhibit 1: Agreement and Plan of Merger, dated as of October 21,
1998, by and among Superior, SUT and the Company (incorporated by reference to Exhibit (c)(1) of the Schedule 14D-1 of SUT and Superior filed with the Securities and Exchange Commission (the "SEC") on October 28, 1998).

     Exhibit 2: Voting Agreement, dated as of October 21, 1998, by and among Alpine and the Company (incorporated by reference to Exhibit 4 of the Schedule 14D-9 of the Company filed with the SEC on October 28, 1998).

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  October 30, 1998

                                ESSEX INTERNATIONAL INC.


                                BY: ---------------------------
                                    Name:  Steven R. Abbott
                                    Title:  Chairman, President and
                                    Chief Executive Officer

                                                                Schedule I

                  Directors and Executive Officers
                    of Essex International Inc.

Names of Directors and                               Principal Occupation
Executive Officers         Business Address              or Employment
----------------------     ----------------          -----------------------

Steven R. Abbott         Essex International Inc.    President & Chief
                         1601 Wall Street            Executive Officer
                         Fort Wayne, IN 46802        Essex International Inc.

Rodney A. Cohen          Bessemer Partners & Co.     Sole stockholder and
                         630 Fifth Avenue            President of a corpo-
                         New York, NY 10011          ration that is a manager
                                                     of Kylix Holdings,
                                                     L.L.C. ("Kylix")<F1>,
                                                     which is the sole
                                                     general partner of
                                                     Bessemer Holdings, L.P.
                                                     and Bessec Holdings,
                                                     L.P. (collectively, the
                                                     "BH Group").<F2>  Sole
                                                     stockholder and presi-
                                                     dent of a corporation
                                                     that is a general
                                                     partner of Bessemer
                                                     Partners & Co.
                                                     ("BP&Co.")<3>


Robert D. Lindsay        Bessemer Partners & Co.     Sole stockholder and
                                                     President of a corpo-
                                                     ration that is a
                                                     Manager of Kylix.  Sole
                                                     stockholder and
                                                     President of a corpo-
                                                     ration that is a
                                                     general partner of
                                                     BP&Co.

Ward W. Woods            Bessemer Partners & Co.     Sole stockholder and
                                                     president of a corpo-
                                                     ration that is the
                                                     principal manager of
                                                     Kylix.  Sole stock-
                                                     holder and president of
                                                     a corporation that is
                                                     the managing general
                                                     partner of BP&Co. Chief
                                                     Executive Officer of
                                                     Bessemer Securities
                                                     Corporation ("BSC").<4>

W.L. Lyons Brown, Jr.    501 Fourth Avenue           Former Chairman
                         Louisville, KY 40202        Brown-Forman Corp. <5>

Edward O. Gaylord        5851 San Felipe             Chairman
                         Suite 900                   EOTT Energy Corp. <6>
                         Houston, TX 77057
----------------

<1>  Kylix's activities consist principally of acting as the general partner of and investing in the BH Group and related entities.

<2>  The BH Group's only activity is making investments in securities for its own account.

<3>  BP & Co.'s only activity is advising the BH Group with respect to investments.

<4>  BSC's principal activity is making investments for its own account.

<5>  Brown-Forman Corp. is a diversified producer and marketer of consumer products.

<6>  EOTT Energy Corp. is an oil trading and transportation firm.


Names of Directors and                               Principal Occupation
Executive Officers         Business Address              or Employment
----------------------     ----------------          ------------------------

Stuart S. Janney         Bessemer Securities LLC     Chairman of BSC
                         630 Fifth Avenue
                         New York, NY 10011

Robert J. Faucher        Essex International Inc.    Executive Vice
                         1601 Wall Street            President
                         Fort Wayne, IN 46802        Essex International Inc.

Charles W. McGregor      Essex International Inc.    Executive Vice
                         1601 Wall Street            President
                         Fort Wayne, IN 46802        Essex International Inc.

David A. Owen            Essex International Inc.    Executive Vice
                         1601 Wall Street            President
                         Fort Wayne, IN 46802        Treasurer, Chief
                                                     Financial Officer
                                                     Essex International Inc.

Gregory A. Schriefer     Essex International Inc.    Executive Vice
                         1601 Wall Street            President
                         Fort Wayne, IN 46802        Essex International Inc.

Dominic A. Lucenta       Essex International Inc.    Senior Vice President
                         1601 Wall Street            Essex International Inc.
                         Fort Wayne, IN 46802

Debra F. Minott          Essex International Inc.    Senior Vice President
                         1601 Wall Street            Essex International Inc.
                         Fort Wayne, IN 46802

Curtis A. Norton         Essex International Inc.    Senior Vice President
                         1601 Wall Street            Essex International Inc.
                         Fort Wayne, IN 46802


                                                                Schedule II


Names of Beneficial                                Principal Occupation
     Owner               Business Address               or Employment
----------------------   ----------------          ------------------------

The Alpine Group, Inc.   1790 Broadway             Majority Shareholder
                         New York, NY 10019        Superior TeleCom Inc.

Steven S. Elbaum         1790 Broadway             Chairman
                         New York, NY 10019        The Alpine Group, Inc. &
                                                   Superior TeleCom Inc.